UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES

100 Abbott Park Road

Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

DECEMBER 31, 2014 AND 2013

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Grant Thornton LLP 175 W Jackson Boulevard, 20th Floor Chicago, IL 60604-2687 T 312.856.0200 F 312.565.4719 GrantThornton.com

Plan Administrator

Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Abbott Laboratories Stock Retirement Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Abbott Laboratories Stock Retirement Plan’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 26, 2015

Abbott Laboratories Stock Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

(Dollars in thousands)

	2014	2013
Assets
Cash	$697	$1,054
Investments, at fair value	6,545,191	6,136,550
Notes receivable from participants	77,880	82,972
Accrued interest and dividend income	659	1,353
Due from brokers	5,048	4,092

Total assets	6,629,475	6,226,021

Liabilities
Other payables	219	188
Due to brokers	695	19,051

Total liabilities	914	19,239

NET ASSETS AVAILABLE FOR BENEFITS	$6,628,561	$6,206,782

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2014

(Dollars in thousands)

Additions
Contributions
Employer	$84,096
Participant	166,573
Rollovers	9,041

Total contributions	259,710

Investment income
Net appreciation in fair value of investments	570,738
Interest and dividends	217,189

Net investment income	787,927

Interest income on notes receivable from participants	2,668

Total additions	1,050,305

Deductions
Benefits paid to participants	622,085
Other expenses	240

Total deductions	622,325

Net increase prior to transfer	427,980

Net plan transfers out (note A)	(6,201)

NET INCREASE AFTER TRANSFER	421,779

Net assets available for benefits
Beginning of year	6,206,782

End of year	$6,628,561

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, United States employees of Abbott Laboratories (“Abbott”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Mercer Trust Company and Mercer HR Services LLC (collectively, “Mercer”) are the custodian (“Custodian”), trustee (“Trustee”) and record keeper of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan that meets the applicable United States Internal Revenue Code (“IRC”) sections.  Effective January 1, 2006, the Plan was amended to clarify that the portion of the Plan that is invested in Abbott shares is a permanent feature of the Plan.

On January 1, 2013, Abbott separated into two publicly traded companies.  The research-based pharmaceuticals business became AbbVie Inc. (“AbbVie”); the diversified medical products businesses remained with Abbott.  Effective January 1, 2013, the AbbVie Savings Plan was created and the assets of those participants who became AbbVie employees after the separation were transferred from the Plan to the AbbVie Savings Plan.  The separation agreement between Abbott and AbbVie covers a 30 month period and allows for the transfer of employees between the two companies during that period.  During 2014, additional net assets totaling approximately $6.2 million were transferred from the Plan to the AbbVie Savings Plan related to such employee transfers.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (“Trust”).  The Trust is administered by Mercer and an investment committee (the “Committee”).

Employees are eligible to make contributions on any entry date following their date of hire.  Eligible employees electing to participate contribute from 2% and may contribute up to 25% of their eligible earnings to the Trust, subject to certain limitations.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions.  The Plan also permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature.  Participants may choose to make their contributions from pretax earnings, after-tax earnings or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN — Continued

Contributions and Vesting - Continued

contributions may be invested in any or all of the investment options, except for investment options closed to new contributions.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the year ended December 31, 2014, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

Cash dividends on shares of Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan’s year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offered the following investment options in 2014 and 2013:  Abbott common shares, SRP Short Term Investment Fund, American Funds (including EuroPacific Growth Fund, The Growth Fund of America, The Investment Company of America Fund, and Washington Mutual Investors Fund), GMO Global Asset Allocation Series Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, Vanguard Developed Markets Index Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, Vanguard Mid-Cap Value Index Fund Admiral, Blackrock International Opportunities Fund, and Wellington Mid-Cap Growth Fund.

The separation of Abbott and AbbVie was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer new money to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock. If no election is made, AbbVie dividends will be invested in the Plan’s default investment, which as of December 31, 2014 was the GMO Global Asset Allocation Series Fund.

Abbott spun off its hospital products business, Hospira, Inc. (“Hospira”), in 2004 and Abbott shareholders received one share of Hospira stock for every ten shares of Abbott shares owned.  Participants who received Hospira stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer new money to purchase Hospira stock in the Plan.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may direct the Trustee to sell all or a portion of the Abbott, AbbVie and Hospira common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2014, forfeitures reduced Abbott’s employer contributions by approximately $889,000.  Approximately $46,000 and $1,000 of forfeitures were available at the end of 2014 and 2013, respectively.

Distributions

Following retirement, termination or death (or for some acquired participants, upon disability), participants or their beneficiaries may elect to receive a distribution in installments or in a single lump sum.  Participants may elect a direct rollover of their accounts.  Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott, AbbVie and Hospira common shares.  Also, upon termination, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70 ½ or, if earlier, the 1st of April following the year in which the participant dies.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Participants are permitted to withdraw their after-tax contributions and rollover contributions and, after age 59 ½, may also withdraw pretax contributions; in each case subject to certain limitations.  Withdrawals may be made in shares or in cash.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Adoption of New Accounting Rules

On May 1, 2015 the Financial Accounting Standards Board (“FASB”) issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures, but does not expect the effect to be material.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per unit multiplied by the number of respective shares, units, or par held.

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient for fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

SRP Short Term Investment Fund (“STIF”) investments:

Short-term notes, government guaranteed notes, and U.S. treasury bills, - Valued at the published market price per unit multiplied by the number of respective shares, units, or par held.

Floating rate notes, short-term asset backed securities, U.S. Government agencies and treasury notes, municipal bonds, corporate bonds and international securities - Valued at prices obtained from independent financial services industry-recognized vendors multiplied by the number of units held.

Commercial paper and certificate of deposit - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

Short-term investment fund - Valued using $1 for the net asset value per unit, which approximates fair market value.

Private 40-Act mutual funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient for fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables summarize the basis used to measure assets at fair value at December 31, 2014 and 2013 (dollars in thousands):

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable
2014	Markets	Inputs	Inputs	Total
Common stock
Abbott	$1,390,445	$—	$—	$1,390,445
AbbVie	1,582,187	—	—	1,582,187
Hospira	62,346	—	—	62,346
Total common stock	3,034,978	—	—	3,034,978
Mutual funds
Growth	502,307	—	—	502,307
Blend	1,427,176	—	—	1,427,176
Value	573,562	—	—	573,562
Income	287,132	—	—	287,132
Total mutual funds	2,790,177	—	—	2,790,177
Collective trust funds
Growth (a)	—	91,005	—	91,005
Blend (b)	—	69,308	—	69,308
Total collective trust funds	—	160,313	—	160,313
SRP STIF Fund
Floating rate notes - corporate	—	70,044	—	70,044
Short-term asset backed securities	—	21,013	—	21,013
Short-term notes - corporate	47,050	—	—	47,050
Government guaranteed notes	4,317	—	—	4,317
Municipals	—	6,441	—	6,441
Corporate bonds	—	16,848	—	16,848
International	—	30,171	—	30,171
Commerical paper	—	26,621	—	26,621
Certificate of deposit	—	8,005	—	8,005
Short-term investment fund	552	—	—	552
Private 40-Act mutual funds (c)	—	328,661	—	328,661
Total SRP STIF Fund	51,919	507,804	—	559,723
Total assets at fair value	$5,877,074	$668,117	$—	$6,545,191

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable
2013	Markets	Inputs	Inputs	Total
Common stock
Abbott	$1,214,271	$—	$—	$1,214,271
AbbVie	1,440,976	—	—	1,440,976
Hospira	47,325	—	—	47,325
Total common stock	2,702,572	—	—	2,702,572
Mutual funds
Growth	481,020	—	—	481,020
Blend	1,371,619	—	—	1,371,619
Value	496,339	—	—	496,339
Income	287,232	—	—	287,232
Total mutual funds	2,636,210	—	—	2,636,210
Collective trust funds
Growth (a)	—	95,044	—	95,044
Blend (b)	—	81,857	—	81,857
Total collective trust funds	—	176,901	—	176,901
SRP STIF Fund
Floating rate notes - corporate	—	74,606	—	74,606
Short-term asset backed securities	—	17,534	—	17,534
U.S. Government agencies and treasury	—	38,144	—	38,144
Short-term notes - corporate	35,113	—	—	35,113
Government guaranteed notes	14,466	—	—	14,466
Municipals	—	12,496	—	12,496
Corporate bonds	—	40,952	—	40,952
International	—	28,517	—	28,517
Commerical paper	—	19,535	—	19,535
Certificate of deposit	—	6,000	—	6,000
Short-term investment funds	75	—	—	75
Private 40-Act mutual fund (c)	—	333,429	—	333,429
Total SRP STIF Fund	49,654	571,213	—	620,867
Total assets at fair value	$5,388,436	$748,114	$—	$6,136,550

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The collective trust funds and the private 40-Act mutual funds do not have a readily determinable fair value and are valued at their NAV per share as provided by the funds’ administrators.  The following provides additional information regarding these funds:

(a)         The fund invests in small and midsize companies.  The investment objective of this fund is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index.  Redemption from the fund is permitted daily.

(b)         This fund invests in international securities.  The investment objective of this fund is to seek long-term capital appreciation by achieving a return in excess of the S&P Broad Market Global Ex U.S. Index in 2013 and updated to the MSCI All Country World ex-US Index in 2014 .  Redemption from the fund is permitted daily.

(c)          These funds invest in fixed income instruments of varying maturities.  The investment objective of one fund is to seek maximum current income and the other is to seek maximum total return, both being consistent with preservation of capital and liquidity.  Redemption from the funds is permitted daily.  The funds agree to redeem shares solely in cash up to the lesser of $250,000 or 1% of the fund’s net assets during any 90-day period for any one shareholder.  In consideration of the best interests of the remaining shareholders, the funds reserve the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the funds in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of AbbVie and Hospira stock. Investment fees for mutual funds, collective trust, managed accounts and money market funds are charged against the

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

net assets of the respective fund.  Abbott pays other Mercer record-keeping and administration fees, where applicable.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan’s net assets at December 31, 2014 and 2013 (dollars in thousands):

	2014	2013
AbbVie Inc common shares	$1,582,187	$1,440,976
Abbott Laboratories common shares	1,390,445	1,214,271
American Funds The Growth Fund of America, Class R6	502,307	481,020
Vanguard Institutional Index Fund	405,816	342,618
GMO Global Asset Allocation Series Fund, Class R6	358,177	347,692
PIMCO Short-Term Floating NAV Portfolio II	n/a	333,429

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2014 and 2013 is presented below:

	2014	2013
Abbott common shares, 30,885,039 and 31,679,395 shares, respectively (dollars in thousands)	$1,390,445	$1,214,271
Market value per share	$45.02	$38.33

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

Common shares	$541,950
Mutual funds	32,771
Fixed income	1,855
Collective trust funds	(5,838)
$570,738

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE C — INVESTMENTS - Continued

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in Abbott common shares.

Participants pay fees to Mercer for loan and withdrawal transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie and Hospira stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2014, that the Plan and related Trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the applicable date of the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE F - TAX STATUS - Continued

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G — SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2014 through the date these financial statements were available to be issued.  There were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

(Dollars in thousands)

Identity of party involved/				Current
description of asset	Rate	Maturity	Cost (a)	value

*Abbott Laboratories, common shares				$1,390,445

AbbVie Inc., common shares				1,582,187

Hospira, Inc., common shares				62,346

Mutual funds
American Funds EuroPacific Growth Fund, Class R6				288,202
American Funds The Growth Fund of America, Class R6				502,307
American Funds The Investment Company of America Fund, Class R6				244,824
American Funds Washington Mutual Investors Fund, Class R6				166,028
GMO Global Asset Allocation Series Fund, Class R6				358,177
PIMCO All Asset Fund				104,769
PIMCO Total Return Fund				182,363
Vanguard Developed Markets Index Fund				73,711
Vanguard Extended Market Index Fund				301,270
Vanguard Institutional Index Fund				405,816
Vanguard Mid-Cap Value Index Fund Admiral				162,710

Collective trust funds
Blackrock International Opportunities Fund				69,308
Wellington Mid-Cap Growth Fund				91,005

*Loans to participants, 3.25% to 9.50%				77,880

SRP Short Term Investment Fund
Floating rate securities
Abbey National Treasury Service	0.68%	9/29/2017		1,995
Apple Inc.	0.58%	5/6/2019		3,001
AT&T Inc.	0.69%	3/30/2017		1,000
Becton Dickinson and Co	0.72%	6/15/2016		6,502
Canadian National Railway	0.48%	11/6/2015		1,000
Citigroup Inc.	1.06%	4/1/2016		7,526
Conagra Foods Inc.	0.65%	7/21/2016		998
Devon Energy Corporation	0.81%	12/15/2016		1,991
Devon Energy Corporation	0.72%	12/15/2015		2,301
Goldman Sachs Group Inc.	0.89%	6/4/2017		5,788
HSBC USA INC	0.89%	11/13/2019		1,200
JPMorgan Chase Bank NA	0.79%	2/15/2017		6,583
JPMorgan Chase Bank NA	0.68%	6/2/2017		2,287
JPN Bank for International Coop	0.64%	11/13/2018		1,701
Kookmin Bank	1.53%	10/11/2016		1,214
Land Nordrhein-Westfalen	0.60%	5/3/2017		7,039
McKesson Corp	0.66%	9/10/2015		1,000
Shinhan Bank	0.92%	4/8/2017		2,005
Svenska Handelsbanken	0.71%	3/21/2016		5,016
Verizon Communications	0.66%	6/9/2017		4,990
Verizon Communications	1.80%	9/15/2016		967
Verizon Communications	2.02%	9/14/2018		1,040
Walgreens Boots Alliance	0.71%	5/18/2016		2,900

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2014

(Dollars in thousands)

Identity of party involved/				Current
description of asset	Rate	Maturity	Cost (a)	value
SRP Short Term Investment Fund - Continued
Short-term asset backed securities
ACASC 2007-1A	0.49%	4/20/2021		1,888
AIMCO 2006-AA	0.51%	8/20/2020		861
Atrium CDO Corp	1.36%	11/16/2022		1,001
California Republic Auto 2014-3	0.63%	6/15/2017		1,500
Citibank Credit Card 2013-A11	0.42%	2/7/2018		3,300
Commercial Mortgage Trust	1.08%	6/11/2027		998
Cornerstone 2007-1A	0.50%	7/15/2021		2,508
FNMA Guaranteed REMIC	0.58%	12/25/2043		3,681
Lightpoint 2006-5A	0.53%	8/5/2019		363
Race Point 2006-3	0.54%	4/15/2020		2,784
Selkirk Limited	1.86%	12/20/1941		1,951
SLM Student Loan Trust 2007-7	0.46%	1/25/2016		178

Short-term notes
Banco Santander Chile	1.18%	4/11/2017		996
Bank of Tokyo-Mitsubishi	0.87%	9/9/2016		1,004
Banque Federative	1.13%	1/20/2017		2,014
Credit Agricole London	0.81%	6/12/2017		4,103
Credit Agricole SA	1.12%	10/3/2016		2,012
Daimler Finance NA	0.61%	3/10/2017		4,990
Electricite De France	0.74%	1/20/2017		2,306
ING Bank NV	0.61%	1/4/2016		3,499
Japan Bank for International	2.50%	1/21/2016		7,139
Kookmin Bank	1.53%	10/11/2016		3,034
Kookmin Bank	1.15%	1/27/2017		1,510
Macquarie Bank	1.06%	3/24/2017		3,013
Mizuho Bank	0.71%	4/16/2017		2,001
Norddeutsche Landesbank	0.88%	10/16/2015		5,008
Sumitomo Mitsui Banking Corp	1.35%	7/18/2015		4,421

Government guaranteed notes
Dexia Credit Local SA	1.25%	10/18/2016		3,313
Dexia Credit Local SA	0.68%	1/11/2017		1,004

Municipals
Ohio State Build America Bond	2.47%	5/1/2016		1,640
Texas State	0.53%	6/1/2017		4,801

Corporate bonds
AbbVie Inc.	1.20%	11/6/2015		2,507
Barclays Bank	4.75%	2/23/2015		1,408
Citigroup Inc.	6.01%	1/15/2015		1,302
Credit Agricole London	1.08%	4/15/2019		1,713
HBOS PLC	0.96%	9/6/2017		991
Hyundai Capital America Co	3.75%	4/6/2016		1,367
Hyundai Capital America Co	3.75%	4/6/2016		301
International Lease Finance Co	5.75%	5/15/2016		1,868
Morgan Stanley	6.00%	4/28/2015		3,455

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2014

(Dollars in thousands)

Identity of party involved/				Current
description of asset	Rate	Maturity	Cost (a)	value
SRP Short Term Investment Fund - Continued
Corporate bonds - Continued
Morgan Stanley	4.10%	1/26/2015		125
Sabmiller Holdings Inc.	1.85%	1/15/2015		1,811

International
America Movil Sab de CV	1.27%	9/12/2016		251
DBS Group Holdings Ltd	0.78%	7/16/2019		1,999
DBS Group Holdings Ltd	2.25%	7/16/2019		998
Glencore Canada Corporation	5.38%	6/1/2015		712
Hana Bank	1.38%	2/5/2016		2,000
Hyundai Capital Services	1.07%	3/18/2017		998
Kansas City Southern de Mexico	0.98%	10/28/2016		5,806
Nomura Holdings Inc.	5.00%	3/4/2015		1,007
Petrobras Global Finance BV	2.42%	1/15/2019		532
Petrobras Global Finance BV	1.88%	5/20/2016		3,222
Petrobras Global Finance BV	2.63%	3/17/2017		1,569
Royal Bank of Scotland	4.88%	3/16/2015		2,519
Telecom Italia Capital	5.25%	10/1/2015		1,020
Telefonica Emisiones	3.73%	4/27/2015		2,522
UBS AG Stamford	0.92%	8/14/2019		5,016

Commercial paper
AXA Financial Inc.	0.00%	6/1/2015		1,997
ENI Financial USA	0.63%	2/17/2015		5,000
Entergy Corp	0.00%	1/6/2015		5,900
Macquarie Bank Ltd	0.53%	4/7/2015		2,800
NiSource Financial Corp	0.00%	1/21/2015		4,997
Tesco Treasury	0.00%	8/17/2015		3,930
Vodafone Group	0.00%	6/2/2015		1,997

Certificate of deposit
Credit Suisse	0.58%	8/24/2015		5,001
Intesa Sanpaolo SPA	1.66%	4/11/2016		2,004
Itau Unibanco SA	1.18%	6/4/2015		1,000

Short-term investment fund
TBC Inc. Pooled Emp. Daily				552

Private 40-Act mutual funds
PIMCO Short-Term Floating NAV Portfolio II				305,503
PIMCO Short-Term Portfolio				23,158

				$6,623,071

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)

DECEMBER 31, 2014 and 2013

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com

Plan Administrator

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Abbott Laboratories Stock Retirement Plan (Puerto Rico)’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd

presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 26, 2015

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

(Dollars in thousands)

	2014	2013
Assets
Cash	$41	$2
Investments, at fair value	114,108	95,609
Notes receivable from participants	8,199	8,025
Due from brokers	—	185

Total assets	122,348	103,821

Liabilities
Due to brokers	10	1

NET ASSETS AVAILABLE FOR BENEFITS	$122,338	$103,820

The accompanying notes are an integral part of these statements.

5

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2014

(Dollars in thousands)

Additions
Contributions
Employer	$2,701
Participant	5,015

Total contributions	7,716

Investment income
Net appreciation in fair value of investments	11,066
Interest and dividends	3,870

Net investment income	14,936

Interest income on notes receivable from participants	259

Total additions	22,911

Deductions
Benefits paid to participants	5,529
Other expenses	41

Total deductions	5,570

Net increase prior to transfer	17,341

Net plan transfers in (note A)	1,177

NET INCREASE AFTER TRANSFER	18,518

Net assets available for benefits
Beginning of year	103,820

End of year	$122,338

The accompanying notes are an integral part of this statement.

6

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

On January 1, 2013, Abbott Laboratories (“Abbott”) separated into two publicly traded companies. The research-based pharmaceuticals business became AbbVie Inc. (“AbbVie”); the diversified medical products businesses remained with Abbott.  Effective January 1, 2013, the Plan was established for employees of Abbott’s selected subsidiaries and affiliates in Puerto Rico (the “Company”).  The employees of the Company had previously participated in the former Abbott Laboratories Stock Retirement Plan (Puerto Rico), which effective January 1, 2013 was renamed AbbVie Puerto Rico Savings Plan (the “Former Plan”) and sponsorship was assumed by an affiliate of AbbVie.

During 2013, assets relating to participants who held account balances in the Former Plan, but continued employment with the Company were transferred from the Former Plan to the Plan. The separation agreement between Abbott and AbbVie covers a 30 month period and allows for the transfer of employees between the two companies during that period.  During 2014, additional net assets totaling approximately $1.2 million were transferred from the Former Plan to the Plan related to such employee transfers.

Employees of the Company may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan’s sponsor is Abbott Healthcare (Puerto Rico) Ltd. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Mercer Trust Company and Mercer HR Services LLC (collectively, “Mercer”) are the custodian (“Custodian”) and record keeper of the Plan.  Banco Popular de Puerto Rico serves as trustee (“Trustee”) of the Plan.

The Plan is a profit sharing plan containing a cash or deferred arrangement intended to qualify for favorable tax treatment under sections 1081.01 (a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended. In addition, the Plan provides an arrangement by which employees may invest in Abbott shares.

Contributions and Vesting

Contributions to the Plan are paid to a trust. The trust is administered by the Trustee.  An investment committee (the “Committee”) may direct the Trustee to establish investment funds of the Committee’s choosing.

Employees are eligible to make contributions on any entry date following their date of hire.  Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings to the trust, subject to certain limitations.  Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both.  Participants who have attained age 50

7

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions.  Participants’ pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended.  Participant contributions may be invested in any or all of the investment options except for investment options closed to new contributions.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the year ended December 31, 2014, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

The Plan offered the following investment options in 2014 and 2013:  Abbott common shares, American Funds (including EuroPacific Growth Fund, The Growth Fund of America, The Investment Company of America Fund, and Washington Mutual Investors Fund), Blackrock International Opportunities Fund, GMO Global Asset Allocation Series Fund, PIMCO All Asset Fund, PIMCO Short Asset Investment Fund, PIMCO Total Return Fund, Vanguard Developed Markets Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, Vanguard Mid-Cap Value Index Fund Admiral, and Wellington Mid-Cap Growth Fund.

In connection with the January 1, 2013 separation of Abbott into two publicly traded companies, Abbott shareholders received as a tax-free distribution one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Plan participants may continue to hold the AbbVie stock they received from the distribution that transferred from the Former Plan into their Plan accounts; however, they may not make new contributions or transfer new money to purchase AbbVie stock in the Plan.  In addition, participants who held Hospira, Inc. (“Hospira”) stock in the Former Plan that they received as a result of the spin-off of Hospira, Inc. from Abbott on April 30, 2004, may continue to hold the Hospira stock in their accounts in the Plan; however, they may not make new contributions or transfer new money to purchase Hospira stock in the Plan.

Participants may direct the Trustee to sell all or a portion of the Abbott, AbbVie and Hospira common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

8

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2014, no forfeitures were used to reduce Abbott’s employer contributions or to pay plan expenses.  No forfeitures were available at the end of 2014 and 2013.

Distributions

Following retirement, termination or death, participants or their beneficiaries may elect to receive a distribution in installments or a single lump sum.  Participants may elect a direct rollover of their accounts.  Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares.  Distribution must be made by the 1st of April following the year the participant reaches age 70 ½ or, if earlier, the 1st of April following the year in which the participant dies.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Prior to separation from service, participants are permitted to withdraw their rollover contributions and their after-tax contributions, and after age 59 ½, may also withdraw pretax contributions; in each case, subject to certain limitations. Withdrawals may be made in shares or in cash.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period

9

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants - Continued

of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Adoption of New Accounting Rules

On May 1, 2015 the Financial Accounting Standards Board issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures, but does not expect the effect to be material.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

10

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per unit multiplied by the number of shares or units held.

Collective trust fund - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient for fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The following tables summarize the basis used to measure assets at fair value at December 31, 2014 and 2013 (dollars in thousands):

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable
2014	Markets	Inputs	Inputs	Total
Common stock
Abbott	$35,039	$—	$—	$35,039
AbbVie	28,631	—	—	28,631
Hospira	625	—	—	625
Total common stock	64,295	—	—	64,295
Mutual funds
Growth	5,858	—	—	5,858
Blend	18,579	—	—	18,579
Value	9,116	—	—	9,116
Bond	9,615			9,615
Income	4,781	—	—	4,781
Total mutual funds	47,949	—	—	47,949
Collective trust fund
Growth (a)	—	1,864	—	1,864
Total assets at fair value	$112,244	$1,864	$—	$114,108

11

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable
2013	Markets	Inputs	Inputs	Total
Common stock
Abbott	$27,657	$—	$—	$27,657
AbbVie	27,010	—	—	27,010
Hospira	514	—	—	514
Total common stock	55,181	—	—	55,181
Mutual funds
Growth	5,296	—	—	5,296
Blend	15,227	—	—	15,227
Value	6,879	—	—	6,879
Bond	7,291			7,291
Income	4,172	—	—	4,172
Total mutual funds	38,865	—	—	38,865
Collective trust fund
Growth (a)	—	1,563	—	1,563
Total assets at fair value	$94,046	$1,563	$—	$95,609

(a)         The collective trust fund does not have a readily determinable fair value and is valued at its NAV per share as provided by the fund’s administrators. The fund invests in small and midsize companies.  The investment objective of this fund is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index.  Redemption from the fund is permitted daily.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

12

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of AbbVie and Hospira shares.  Investment fees for mutual funds, collective trusts, and money market funds are charged against the net assets of the respective fund.  The Company pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan’s net assets at December 31, 2014 and 2013 (dollars in thousands):

	2014	2013

Abbott Laboratories common shares	$35,039	$27,657
AbbVie Inc. common shares	28,631	27,010
PIMCO Short Asset Investment Fund	9,615	7,291
GMO Global Asset Allocation Series Fund, Class R6	6,929	6,112
American Funds The Growth Fund of America, Class R6	n/a	5,296

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2014 and 2013 is presented below:

	2014	2013

Abbott common shares, 778,308 and 721,557 shares, respectively (dollars in thousands)	$35,039	$27,657
Market value per share	$45.02	$38.33

13

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE C — INVESTMENTS - Continued

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

Common shares	$11,383
Mutual funds	(382)
Collective trust fund	65
$11,066

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in Abbott common shares.

Participants pay fees to Mercer for loan and withdrawal transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie and Hospira stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, Abbott has no intention of terminating the Plan.

14

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE F - TAX STATUS

On December 10, 2013, a request was filed with the Department of the Treasury of the Commonwealth of Puerto Rico for the issuance of a letter to the effect that the Plan, as written, qualifies under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, its enabling trust is exempt from local income tax.  The Plan received a response on March 25, 2015 with a request for additional information.  On April 6, 2015 the requested information was submitted and the Plan is waiting for the ruling.  The Plan’s management believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

NOTE G — SUBSQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2014 through the date these financial statements were available to be issued.  There were no subsequent events that require recognition or additional disclosure in these financial statements.

15

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value

*Abbott Laboratories, common stock		$35,039

AbbVie Inc., common stock		28,631

Hospira, Inc., common stock		625

Mutual funds
American Funds EuroPacific Growth Fund, Class R6		4,124
American Funds The Growth Fund of America, Class R6		5,858
American Funds The Investment Company of America Fund, Class R6		5,249
American Funds Washington Mutual Investors Fund, Class R6		1,870
Blackrock International Opportunities Fund		1,042
GMO Global Asset Allocation Series Fund, Class R6		6,929
PIMCO All Asset Fund		2,241
PIMCO Short Asset Investment Fund		9,615
PIMCO Total Return Fund		2,540
Vanguard Extended Market Index Fund		2,505
Vanguard Developed Markets Index Fund		500
Vanguard Institutional Index Fund		3,479
Vanguard Mid-Cap Value Index Fund Admiral		1,997

Collective trust fund
Wellington Mid-Cap Growth Fund		1,864

*Loans to participants, 3.25% to 9.50%		8,199

		$122,307

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

17

EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date:	June 26, 2015	By:	/s/ Mary K. Moreland
Mary K. Moreland
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan (Puerto Rico).